July 31, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Venator Materials PLC

Amendment No. 5 to Registration Statement on Form S-1
Filed July 24, 2017
File No. 333-217753

Ladies and Gentlemen:

Set forth below are the responses of Venator Materials PLC (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2017, with respect to Amendment No. 5 to Registration Statement on Form S-1, File No. 333-217753, filed with the Commission on July 24, 2017 (“Amendment No. 5”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Exhibit 5.1: Legality Opinion

1.                                      The opinion provided does not cover the transaction that is the subject of the registration statement. The registered transaction covers a resale, not the issuance of the shares to the selling shareholders, and should, therefore, comply with the guidance contained in Section II.B.2.h of Staff Legal Bulletin 19.

RESPONSE:         We acknowledge the Staff’s comment and have revised Exhibit 5.1 to comply with the guidance contained in Section II.B.2.h of Staff Legal Bulletin 19.  Please see Exhibit 5.1 to Amendment No. 6.

2.                                      The assumption contained in Section 4.8 and the qualifications contained in Section 6.2 cover matters that are readily ascertainable and are therefore not appropriate topics to be carved-out from the opinion. Please have counsel file a revised opinion that complies with the principles contained in Section II.3.a of Staff Legal Bulletin 19 or advise.

RESPONSE:         We acknowledge the Staff’s comment and have revised Exhibit 5.1 to remove the assumption contained in Section 4.8 and the qualification contained in Section 6.2.  Please see Exhibit 5.1 to Amendment No. 6.

*              *              *              *              *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977

Very truly yours,

VENATOR MATERIALS PLC

By:	/s/ Russ R. Stolle
Name:	Russ R. Stolle
Title:	Senior Vice President, General Counsel and Chief Compliance Officer

Enclosures

cc:                                Simon Turner (Venator Materials PLC)

Alan Beck (Vinson & Elkins L.L.P.)

Sarah K. Morgan (Vinson & Elkins L.L.P.)